NFE Financial Holdings LLC
111 W. 19th Street, 8th Floor
New York, New York 10011

November 5, 2018

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549-3561
Attn:  Mara L. Ransom

Re:	NFE Financial Holdings LLC
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted October 5, 2018
CIK No. 0001749723

Ladies and Gentlemen:

Set forth below are the responses of NFE Financial Holdings LLC (the “Company,” “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated October 25, 2018, with respect to Amendment No. 1 to Draft Registration Statement on Form S-1, CIK No. 0001749723, submitted to the Commission on October 5, 2018 (the “Registration Statement”).

Concurrently with the submission of this letter, we are confidentially submitting Confidential Submission No. 3 on Form S-1 (“Submission No. 3”) via EDGAR. For your convenience, we have hand-delivered three copies of this letter as well as three copies of Submission No. 3 marked to show all revisions made since the prior submission of the Registration Statement.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text.  All references to page numbers and captions correspond to Submission No. 3 unless otherwise specified.

Overview

Our Business Model, page 5

1.
You state on page 6 that you have contracts, letters of intent or expect to secure contracts in the near term to sell LNG volumes in excess of 8.3 million gallons per day. Please revise to clarify the amount of LNG volumes for which you are currently contractually committed to deliver, as you do on page 9.

RESPONSE:          We acknowledge the Staff’s comments and have revised the Registration Statement accordingly. Please see pages 7 and 70 of Submission No. 3.

Securities and Exchange Commission
November 5, 2018

Our Liquefaction Assets, page 8

2.
Please include a discussion of your Miami facility. You mention it towards the end of this discussion in the context of all of your assets but you do not provide a summary of the facility on a standalone basis. In doing so, please explain the amount of, if any, LNG volumes you are contractually committed to deliver from this facility.

RESPONSE:          We acknowledge the Staff’s comments and have revised the Registration Statement accordingly. Please see pages 6 and 69 of Submission No. 3.

Illustrative LNG Production and Natural Gas Sale Economics, page 10

3.
It appears you are presenting a projection on an MMBtu basis of your anticipated operating EBITDA reflecting operations in Jamaica, anticipated developments in Puerto Rico, Ireland and Mexico and estimated liquefaction of natural gas at the Pennsylvania Facilities or the Haynesville Facilities to the exclusion of your operations in Miami. Please advise if our understanding is incorrect. We also note your projection is for achieving unit economics in 2022 which is four years in the future. Explain to us in detail how projection of a metric (EBITDA) on a per unit basis (MMBtu), as opposed to traditional projections of revenue, net income and EPS, complies with Item 10(b)(2) of Regulation S-K. In addition, please explain how you have a reasonable basis to project results four years in the future given your particular circumstances and limited operating history. Please be detailed in your response.

RESPONSE:          We acknowledge the Staff’s comment and have revised the Registration Statement to remove the section titled “Illustrative LNG Production and Natural Gas Sale Economics.”

Risk Factors

Our business is dependent upon obtaining substantial additional funding from various sources...,  page 28

4.
We note your response to comment 11 and your revised disclosure. We further note your reference to a “committed debt financing of $___ million.” In the appropriate place in your prospectus including, but not limited to, your Liquidity and Capital Resources disclosure, please provide a description of your “committed debt financing of $___ million.”

RESPONSE:          We acknowledge the Staff’s comment and undertake to provide that information in an Amendment to the Registration Statement when it becomes available.

Securities and Exchange Commission
November 5, 2018

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 57

5.
We note your response to comment 16 and your revised disclosure. However, in your Note 1 to your Notes to Consolidated Financial Statements you continue to disclose that you are “engaged in providing energy, logistical services, and financing capital investment to end users worldwide, seeking to convert their operating assets from diesel or heavy fuel oil to Liquefied Natural Gas (“LNG”).” Please revise for consistency.

RESPONSE:          We acknowledge the Staff’s comment and have revised the Registration Statement for consistency accordingly.  Please see page F-7 of Submission No. 3.

Financial Statements

Consolidated Statements of Changes in Members’ Equity, page F-5

6.
Please provide a rollforward of the number of member shares outstanding for each period a balance sheet is presented. You may present this information here or in the notes to the consolidated financial statements. Refer to Rule 3-04 of Regulation S-X.

RESPONSE:          We acknowledge the Staff’s comment and have revised the Consolidated Statements of Changes in Member’s Equity accordingly.  Please see page F-5 of Submission No. 3.

Notes to Consolidated Financial Statements

7.
We have reviewed your response to comment 21 regarding the disclosures required by ASC 280-10-50-40. Please separately present interest revenue generated from your direct financing arrangements and, if applicable, steam revenues.

RESPONSE:          We acknowledge the Staff’s comment and respectfully advise the Staff that Other revenue in the consolidated statements of operations and comprehensive loss is primarily comprised of interest revenue associated with our direct financing leases.  For the financial statement periods presented, there has been no steam revenues.  We have revised Note 2(o) on page F-10 of Submission No. 3 to clarify.

Securities and Exchange Commission
November 5, 2018

12. Finance Leases, net, page F-16

8.
We have reviewed your response to comment 22. We note that you appear to account for your Terminal Arrangement under ASC 840 for the fixed generation capacity component and under ASC 605 for the variable commodity component. Please clarify how you determined it was appropriate to separately account for the fixed and variable features under two accounting models rather than as a combined arrangement entirely under lease accounting. In doing so, explain why the variable commodity component does not represent contingent rent under ASC 840-10-25-4.

RESPONSE:          With respect to the revenues we earn from the Montego Bay LNG terminal arrangement, we follow the guidance in ASC 840-10-15-19 for a multiple element arrangement containing both lease elements (e.g., lease of property, plant, and equipment and the associated executory costs) and non-lease elements (e.g., supply of natural gas).  As discussed in our previous response to Comment 22, the arrangement provides for two separate and distinct elements:

1.
Gas Supply – We supply gas to our customer as required in order for the customer to fuel its electric generation plant. We currently procure LNG through third party suppliers and arrange for shipment to the terminal located in Montego Bay under a 20 year long term agreement;

2.
Use of our terminal and pipeline infrastructure – The LNG transported to Montego Bay is offloaded and temporarily stored at our Terminal, regassified, and provided to our customer through pipeline infrastructure specifically designed and built for purposes of supplying natural gas to the customer’s electric generation plant (the “Terminal and Pipeline Infrastructure”).

The quantity of natural gas sold under the Gas Supply element described above and pursuant to the terms of the Gas Service Agreement with our customer represents substantial services (or goods) as contemplated in ASC 840-10-15-8 and should not be considered a lease deliverable.  Accordingly, it has been recognized pursuant to ASC 605 when all of the criteria for revenue recognition have been met, typically when title to the natural gas is transferred to the customer.

As described in our response to previous comment 22, the use of the Terminal and Pipeline Infrastructure under the Montego Bay LNG terminal arrangement is considered a lease element under the contract, and therefore is accounted for under ASC 840.

Exhibits

9.
We note your response to comment 23. Your analysis with respect to your GSAs seems to address your “planned and expected business,” when your analysis should be with respect to your current operations. Please revise your analysis to address whether or not your existing GSAs constitute a major part of your current business or file your existing GSAs as exhibits.

RESPONSE:          We acknowledge the Staff’s comment and intend to file redacted versions of the GSA and First Amendment thereto with Jamaica Public Service Company Limited related to the Bogue Power Plant (as amended, the “Bogue GSA”) with our next amendment to the Registration Statement and submit a confidential treatment request in connection therewith. However, we respectfully reiterate our position that we have entered into our other GSAs in the ordinary course of business and do not believe that our business is substantially dependent on any of our other GSAs. Therefore, we believe that, with the exception of the Bogue GSA, our GSAs are not required to be filed as exhibits to the Registration Statement.

Securities and Exchange Commission
November 5, 2018

The Bogue GSA accounts for approximately 85% of the LNG volumes for which we are currently generating revenue. However, we have concluded that none of our other GSAs cover the sale of the “major part” of LNG or natural gas sales of our current business. We currently have entered into long-term GSAs that provide for the sale of natural gas equivalent to LNG volumes of approximately 1.1 million gallons per day, and we are currently generating revenue on sales of approximately 400,000 gallons of LNG per day. Our Old Harbour Terminal is substantially complete, and we expect to begin generating revenue through that terminal on an additional approximately 350,000 gallons of LNG per day in the first quarter of 2019, all of which are currently contracted volumes. After the Old Harbour Terminal commences operations in the first quarter of 2019, no single GSA will account for more than 50% of the LNG volumes for which we are generating revenue.

As detailed in our response to previous comment 23, we believe that we are uniquely positioned to sell natural gas in Jamaica due to the following factors: (i) our current customers’ incurrence of significant capital expenditures to convert power generation in Jamaica to be capable of burning natural gas to generate electricity, (ii) our ownership of strategically located storage, transportation and regasification infrastructure on the island and (iii) the long lead time and monetary investment required to construct alternative infrastructure to supply natural gas in Jamaica, as well as the lack of suitable alternative terminal sites. Due to our unique positioning, we believe that we would be able to sell comparable volumes of natural gas in Jamaica at comparable prices with or without long-term GSAs and that the loss of any individual GSA would not have a long-term negative impact on our business. Thus, we have concluded that our business is not currently substantially dependent on any one of our current GSAs, other than the Bogue GSA, and, as a result, our other GSAs are not material contracts required to be filed pursuant to Item 601(b)(10) of Regulation S-K.

*	*	*	*	*

Securities and Exchange Commission
November 5, 2018

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact David P. Oelman or E. Ramey Layne of Vinson & Elkins L.L.P. at (713) 758-3708 or (713) 758-4629, respectively.

Very truly yours,

NFE Financial Holdings LLC

By:	/s/ Wesley R. Edens
Name:	Wesley R. Edens
Title:	Chief Executive Officer

Enclosures

cc:	Cameron D. MacDougall, Esq., NFE Financial Holdings LLC
David P. Oelman, Vinson & Elkins L.L.P.
E. Ramey Layne, Vinson & Elkins L.L.P.
James R. Brown, Vinson & Elkins L.L.P.